UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               FINAL AMENDMENT*

                         DeBARTOLO REALTY CORPORATION


                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE


                        (Title of Class of Securities)


                                  242733 10 3


                                (CUSIP Number)


SIMON DeBARTOLO GROUP, INC.            With A Copy To:
National City Center                   PAUL, WEISS, RIFKIND, WHARTON & GARRISON
115 West Washington Street             1285 Avenue of the Americas
P.O. Box 7033, Suite 15 East           New York, New York  10019-6064
Indianapolis, IN  46207                Attention:  Edwin S. Maynard, Esq.
Attention:  James M. Barkley, Esq.     Tel:  (212) 373-3024
Tel:  (317) 636-1600                   Fax: (212) 373-2870
Fax:  (317) 685-7221


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 9, 1996


            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             Page 1 of  ___ Pages

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   2   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Simon DeBartolo Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Maryland

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          CO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   3   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Penn Simon Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Indiana

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          CO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   4   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Naco Simon Corp.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Indiana

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          CO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   5   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sandy Springs Properties, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Indiana

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          CO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   6   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Simon Enterprises, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Indiana

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          CO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   7   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    S.F.G. Company, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Indiana

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          CO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   8   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Melvin Simon & Associates, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Indiana

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          CO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   9   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Voting Trust formed pursuant to a Voting Trust Agreement entered into as of December 1, 1993 between Melvin Simon & Associates, Inc. and Melvin Simon, Herbert Simon and David Simon

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          OO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   10   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Irwin Katz, as Successor Trustee under the Declaration of Trust and Trust Agreement dated August 4, 1970


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Indiana

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          OO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   11   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Irwin Katz, as Trustee of the Melvin Simon Trust No. 1, the Melvin Simon Trust No. 6, the Melvin Simon Trust No. 7 and the Herbert Simon Trust No. 3

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Indiana

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          OO

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   12   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Melvin Simon

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          IN

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page   13   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Herbert Simon

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          IN

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page  14   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David Simon

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          IN

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page  15   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Deborah J. Simon

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           U.S.A.

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          IN

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     242733 10 3                             Page  16   of ____ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cynthia Simon Skjodt

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                 (A)_X_
                                                                        (B)___
3   SEC USE ONLY

4   SOURCE OF FUNDS{*}
          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.

                      7   SOLE VOTING POWER
                                 None
     NUMBER OF
      SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED               N/A (see Item 5)
 BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON                     None
       WITH          10   SHARED DISPOSITIVE POWER
                                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          N/A (see Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          N/A (see Item 5)

14  TYPE OF REPORTING PERSON{*}
                                          IN

             {*}SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
                           (Amendment No. 1)

CUSIP NO. 242733 10 3

          This Final Amendment amends (and restates in full, pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended) the Statement on Schedule 13D of the undersigned dated March 28, 1996.

ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of DeBartolo Realty Corporation, an Ohio corporation ("DeBartolo").

          The principal executive offices of DeBartolo were located at 7655 Market Street, Youngstown, Ohio 44513.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed by the following Reporting
Persons: Simon DeBartolo Group, Inc. (formerly Simon Property Group, Inc.) ("SDG"), a Maryland corporation, Penn Simon Corporation, an Indiana corporation, Naco Simon Corp., an Indiana corporation, Sandy Springs Properties, Inc., an Indiana corporation, Simon Enterprises, Inc., an Indiana corporation, S.F.G. Company, L.L.C., an Indiana limited liability company, Melvin Simon & Associates, Inc., an Indiana corporation ("MSA"), the Voting Trust formed pursuant to the Voting Trust Agreement entered into as of December 1, 1993 between MSA and Melvin Simon, Herbert Simon and David Simon and organized under the laws of Maryland (the "Simon Voting Trust"), Irwin Katz as Successor Trustee under the Declaration of Trust and Trust Agreement dated August 4, 1970 and organized under the laws of Indiana, Irwin Katz as Trustee of the Melvin Simon Trust No. 1, the Melvin Simon Trust No. 6, the Melvin Simon Trust No. 7 and the Herbert Simon Trust No. 3, all of which are organized under the laws of Indiana, Melvin Simon, Herbert Simon, David Simon, Deborah J. Simon, and Cynthia Simon Skjodt.

          The addresses and principal businesses of the Reporting Persons are as follows:

          SDG, a Maryland corporation, whose address is 115 West
          Washington Street, Indianapolis, IN 46204, and which is engaged in a full range of activities relating to the shopping center business. Such activities include the ownership, operation, management, leasing, expansion, acquisition, development and redevelopment of shopping centers and other retail properties. SDG conducts its business through Simon-DeBartolo Group, L.P. (the "OP"), a limited partnership in which SDG, through a subsidiary, is the managing general partner;

          Penn Simon Corporation, an Indiana corporation, whose address is 115 West Washington Street, Indianapolis, IN 46204, and which is engaged in the business of holding limited partnership interests in the OP and holding a general partnership interest in Penn Ross Joint Venture, which owns and manages Ross Park Mall, which is located in Pittsburgh, Pennsylvania;

          Naco Simon Corp., an Indiana corporation, whose address is 115 West Washington Street, Indianapolis, IN 46204, and which is engaged in the business of holding limited partnership interests in the OP;

          Sandy Springs Properties, Inc., an Indiana corporation, whose address is 115 West Washington Street, Indianapolis, IN 46204, and which is engaged in the business of holding limited partnership interests in the OP;

          Simon Enterprises, Inc., an Indiana corporation, whose address is 115 West Washington Street, Indianapolis, IN 46204, and which is engaged in the business of holding limited partnership interests in the OP and holding both a general and limited partnership interest in Hurst Mall Company, which owns and manages Northeast Mall, which is located in Hurst, Texas;

          S.F.G. Company, L.L.C., an Indiana limited liability company, whose address is 115 West Washington Street, Indianapolis, IN 46204, and which is engaged in the business of holding limited partnership interests in the OP;

          MSA, an Indiana corporation, whose address is 115 West
          Washington Street, Indianapolis, IN 46204, and which is engaged in the business of owning regional malls, community shopping centers and mixed-use projects. MSA is owned by Melvin Simon and Herbert Simon;

          Simon Voting Trust, a voting trust organized pursuant to
          Section 2-510 of the Corporations and Associations Article of the Annotated Code of Maryland and created pursuant to a Voting Trust Agreement (the "Trust Agreement") entered into as of December 1, 1993, between MSA, on the one hand, and Melvin Simon, Herbert Simon and David Simon (collectively, the "Simons"), on the other hand, whose address is 115 West Washington Street, Indianapolis, IN 46204, and which is engaged in the business of voting the Class B Common Stock, par value of $.0001 per share (the "Simon Class B Stock"), of SDG;

          The Declaration of Trust and Trust Agreement dated August 4, 1970 and organized under the laws of Indiana, whose address is 115 West Washington Street, Indianapolis, IN 46204 and which is engaged in the business of holding limited partnership interests in the OP and holding both direct and indirect interests in various partnerships which own and manage certain shopping centers and other retail properties;

          The Melvin Simon Trust No. 1, the Melvin Simon Trust No. 6, the Melvin Simon Trust No. 7 and the Herbert Simon Trust No. 3, each of which is organized under the laws of Indiana and whose address is 115 West Washington Street, Indianapolis, IN 46204, and which are engaged in the business of holding limited partnership interests in the OP;

          Melvin Simon, whose business address is 115 West Washington Street, Indianapolis, IN 45204, and whose principal occupation is Co-Chairman of the Board of Directors of SDG;

          Herbert Simon, whose business address is 115 West Washington Street, Indianapolis, IN 46204, and whose principal occupation is Co-Chairman of the Board of Directors of SDG;

          David Simon, whose business address is 115 West Washington Street, Indianapolis, IN 46204, and whose principal occupation is Chief Executive Officer of SDG;

          Deborah J. Simon, whose business address is 115 West Washington Street, Indianapolis, IN 46204, and whose principal occupation is Senior Vice President of SDG; and

          Cynthia Simon Skjodt, whose residence is located at 10081 Summerlakes Drive, Carmel, Indiana 46032, and whose principal occupation is homemaker.

          None of the Reporting Persons have during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Melvin Simon, Herbert Simon, David Simon, Deborah J. Simon and Cynthia Simon Skjodt are citizens of the United States.

          Certain information concerning the executive officers and directors, or trustees, as the case may be, of certain of the Reporting Persons is set forth in Exhibit A hereto and is incorporated by reference herein.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No separate funds or other consideration were paid or given for the beneficial ownership which is the subject of this Schedule 13D.

          DeBartolo, SDG, and Day Acquisition Corp. ("Day"), a wholly-owned subsidiary of SDG, entered on March 28, 1996 an Agreement and Plan of Merger dated as of March 26, 1996 (the "Merger Agreement"). A copy of the Merger Agreement, in connection with which the persons named in Item 2 entered into the Stockholders Agreement described in Item 4 below, is attached hereto as Exhibit B and is incorporated by reference herein.

          On August 6, 1996, stockholders of DeBartolo approved the Merger Agreement and authorized the Merger (as defined below). On August 9, 1996, pursuant to the terms of the Merger Agreement, Day was merged with and into DeBartolo and DeBartolo was renamed SD Property Group, Inc. and became 99.99% owned by SDG (the "Merger"). Each issued and outstanding share of Common Stock, other than certain shares canceled in accordance with the Merger Agreement, was converted into the right to receive from SDG sixty-eight one hundredths (0.68) of a fully-paid and nonassessable share of common stock, par value $.0001 per share, of SDG ("Simon Common Stock"). The shares of Simon Common Stock so issued will be newly-issued shares. SDG will make cash payments in lieu of issuing fractional shares of Simon Common Stock. The transaction is intended to be a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

ITEM 4.   PURPOSE OF TRANSACTION.

          In connection with the Merger Agreement described in Item 3, SDG, DeBartolo, the persons listed on Exhibit C attached hereto (the "Parent Principals"), and the persons listed on Exhibit D attached hereto (the "Company Principals") entered on March 28, 1996 a Stockholders Agreement dated as of March 26, 1996 (the "Stockholders Agreement"). The Stockholders Agreement is attached hereto as Exhibit E and is incorporated by reference herein.

          In addition, in connection with the Merger Agreement, BJS Capital Partners, L.P. ("BJS"), delivered to SDG, Melvin Simon, Herbert Simon and David Simon on March 28, 1996 an irrevocable proxy dated as of March 26, 1996, attached hereto as Exhibit G and incorporated by reference herein, to vote its shares of Common Stock in favor of the Merger and the approval and adoption of the Merger Agreement. Certain of the Parent Principals delivered on March 28, 1996 to DeBartolo, Richard
S. Sokolov and Kim A. Rieck an irrevocable proxy dated as of

March 26, 1996 to vote their shares of Simon Common Stock and Class B Common Stock, par value $.0001 per share, of SDG ("Simon Class B Stock"), in favor of the Merger and the approval and adoption of the Merger Agreement, which proxy is attached hereto as Exhibit H and is incorporated by reference herein.

          Except as set forth herein or in the Merger Agreement, none of the Reporting Persons have any present plans or proposals relating to or which would result in: (a) the sale or transfer of a material amount of assets of DeBartolo or any of its subsidiaries; (b) any material change in the business of DeBartolo; or (c) any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As a result of the Merger, (i) Day was merged with and into DeBartolo, (ii) DeBartolo, the surviving corporation, was renamed SD Property Group, Inc. ("SD Property") and (iii) SD Property became 99.99% owned by SDG.

          Also as a result of the Merger, the Common Stock is being delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"). A Form 15 has been filed with the Securities and Exchange Commission requesting such termination.

          Except as described herein, in the Merger Agreement or in the Stockholders Agreement, none of the Reporting Persons have engaged in any transaction involving any securities issued by DeBartolo within the sixty-day period immediately preceding the date of this Schedule 13D and none of the Reporting Persons beneficially owns any securities issued by DeBartolo.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Merger Agreement: certain of the Reporting Persons became parties to a new Registration Rights Agreement, substantially in the form of Exhibit I attached hereto and incorporated by reference herein, granting them certain registration rights as described therein; and certain limited partners of Simon Property Group, L.P., including certain Reporting Persons, are parties to a Contribution Agreement substantially in the form of Exhibit J attached hereto and incorporated by reference herein, providing for the contribution by such limited partners of their interests therein in exchange for limited partnership interests in Simon-DeBartolo Group, L.P., a Delaware limited partnership, which became successor to DeBartolo Realty Partnership, L.P., also a Delaware limited partnership.

          Except as described above and in Items 3 and 4 herein, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of DeBartolo.

        JOINT FILING AGREEMENT AND POWER OF ATTORNEY

          The undersigned signatories of this statement on Schedule 13D hereby agree that this statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them. Each of them hereby constitutes and appoints each of SDG, Melvin Simon, Herbert Simon and David Simon, singly, as their true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, to prepare, execute and file any such amendments, and any other documents which any such attorney-in-fact may consider advisable in connection with the transactions described in this statement on Schedule 13D, on their behalf, and hereby ratifies any such action by such agent and attorney-in-fact.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.




               EXHIBIT INDEX                                      Sequentially
                                                                  NUMBERED PAGE
A.    Certain Information Concerning the Executive
      Officers and Directors, or Trustees, as the case may be, of certain Reporting Persons Named in Item
      2.

B.    Agreement and Plan of Merger dated as of March 26,
      1996, among SDG, Day and DeBartolo.

C.    Parent Principals executing the Stockholders
      Agreement dated as of March 26, 1996, among SDG,
      DeBartolo, the Parent Principals and the Company
      Principals.

D.    Company Principals executing the Stockholders
      Agreement dated as of March 26, 1996, among SDG,
      DeBartolo, the Parent Principals and the Company
      Principals.

E. Stockholders Agreement dated as of March 26, 1996, among SDG, DeBartolo, the Parent Principals and the Company Principals.

F.    Schedule 1(a) to the Stockholders Agreement.

G.    Irrevocable Proxy delivered by BJS.

H.    Irrevocable Proxy delivered by MSA and Melvin
      Simon, Herbert Simon and David Simon, not individually but as Voting Trustees under the Simon
      Voting Trust.

I.    Form of Registration Rights Agreement.

J.    Form of Contribution Agreement.

K.    Joint Filing Agreement and Power of Attorney
      (included in Item 6 of Schedule 13D)

                          SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATE:  August 30, 1996
                                                  *
                                       _________________________________
                                       MELVIN SIMON

                                                  *
                                       _________________________________
                                       HERBERT SIMON

                                                  *
                                       _________________________________
                                       DAVID  SIMON

                                                  *
                                       _________________________________
                                       DEBORAH J. SIMON

                                                  *
                                       _________________________________
                                       CYNTHIA SIMON SKJODT

                                                  *
                                       _________________________________
                                       IRWIN KATZ, as Successor Trustee Under
                                       Declaration of Trust and Trust Agreement
                                       Dated August 4, 1970

                                                  *
                                       _________________________________
                                       IRWIN KATZ, as Trustee of the
                                       Melvin Simon Trust No. 1, the Melvin
                                       Simon Trust No. 6, the Melvin Simon
                                       Trust No. 7 and the Herbert Simon Trust
                                       No. 3


                                       MELVIN SIMON & ASSOCIATES, INC.
                                                      *
                                       By:----------------------------
                                          Name:_______________________
                                          Title:______________________



                                       PENN SIMON CORP.
                                                         *
                                       By:-----------------------------
                                            Name:______________________
                                            Title:_____________________


                                       NACO SIMON  CORP.

                                       By:               *
                                          -----------------------------
                                            Name:______________________
                                            Title:_____________________


                                       SANDY SPRINGS PROPERTIES, INC.

                                       By:            *
                                          -----------------------------
                                            Name:______________________
                                            Title:_____________________

                                       SIMON ENTERPRISES, INC.

                                       By:             *
                                          ----------------------------
                                            Name:_____________________
                                            Title:____________________


                                       S.F.G. COMPANY, L.L.C.

                                       By:  MELVIN SIMON & ASSOCIATES, INC.,
                                              its manager


                                              By:         *
                                                 --------------------
                                               Name:__________________
                                               Title:_________________


                                        MELVIN SIMON, HERBERT SIMON AND DAVID
                                        SIMON, NOT INDIVIDUALLY BUT AS VOTING
                                        TRUSTEES UNDER THAT CERTAIN VOTING
                                        TRUST AGREEMENT, VOTING AGREEMENT AND
                                        PROXY DATED AS OF DECEMBER 1, 1993,
                                        BETWEEN MELVIN SIMON & ASSOCIATES,
                                        INC., AND MELVIN SIMON, HERBERT SIMON
                                        AND DAVID SIMON:


                                                  *
                                        _________________________________
                                        Melvin Simon

                                                  *
                                       _________________________________
                                       Herbert Simon

                                                  *
                                       _________________________________
                                       David Simon

                              SIMON DeBARTOLO GROUP, INC.

                                 /s/ James M. Barkley
                              By:______________________________
                                  James M. Barkley
                                  General Counsel and Secretary



                              *SIMON DEBARTOLO GROUP, INC.,
                                   AS ATTORNEY-IN-FACT


                                 /s/ James M. Barkley
                              By:______________________________
                                   James M. Barkley
                                   General Counsel and Secretary